The Bancorp, Inc.

409 Silverside Road

Wilmington, DE 19809

July 8, 2020

VIA EDGAR

Jessica Livingston

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Bancorp, Inc. Registration Statement on Form S-3 Filed June 29, 2020, as amended File No. 333-239529

Dear Ms. Livingston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Bancorp, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM EDT on July 13, 2020, or as soon as practicable thereafter.

Very truly yours,

/s/ Paul Frenkiel
Paul Frenkiel Executive Vice President of Strategy, Chief Financial Officer and Secretary